America’s First Transcontinental Railroad Union Pacific and Norfolk Southern to Combine 7/29/2025 FILED BY UNION PACIFIC CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934   SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION COMMISSION FILE NO. 001-08339

Union Pacific must continue to compete vigorously as if there was no pending transaction. Continue to pursue, maintain, and grow business relationships with shippers and suppliers as well as strong interline partnerships with other railroads, including other Class 1 railroads. Do not meet or negotiate jointly with customers, suppliers, or other third parties without specific approval from Legal except where we currently share interline business. Do not agree (or appear to agree) to collaborate or coordinate in any manner that is impermissible for competitors. Do not coordinate any business decisions with Norfolk Southern outside of our normal interline relationship. Maintain business as usual operations. Do not alter any existing coordination or collaboration between Union Pacific and Norfolk Southern. Do not discuss the transaction outside of the company. Limit communication to ordinary business issues. Do not analyze or comment on the transaction. Do not communicate with Norfolk Southern personnel unless it is a necessary part of your core responsibilities. For guidance or concerns: Reference the Social Media Policy, Media Policy or contact Senior Counsel Tonya Conley. We Must Operate As Separate and Independent Companies ANTITRUST GUIDANCE FOR EMPLOYEES

Transcontinental Rail Service Supports U.S. Economic Growth Creates a more reliable and efficient transcontinental service option Strengthens competition with North American truck network Enhances competitiveness to bring back U.S. freight and jobs Advances America’s domestic manufacturing and economic growth Fortifies national defense Reduces highway maintenance costs for American taxpayers Unites two companies who share commitment to safety culture Offers enhanced access, faster service and lower-cost options Provides new service options in underserved markets Allows for end-to-end customer visibility and competitive single-lane pricing Preserves all craft jobs Creates more jobs as railroad grows Connects American communities Better for Our Nation Enhances U.S. Competition Better for Customers Opportunities for Employees / Labor

Unleashing the Power of U.S. Rail Transcontinental railroad spans over 50,000 miles across 43 states Opens new U.S. markets for customers Serves 10 international gateways with Mexico & Canada Operates from ~100 ports Offering single-line service, saving 24 – 48 hours transit Combined 2025 Capital Investment of ~$5.6B supports Safety, Service and Growth Kansas City St. Louis Memphis Chicago New Orleans Shreveport Detroit Buffalo New York City Philadelphia Charlotte Atlanta Norfolk Savannah Jacksonville Calexico Brownsville Nogales El Paso Laredo Eagle Pass Eastport Seattle LA/Long Beach Oakland Portland Phoenix Salt Lake City DFW Denver Twin Cities Duluth/Superior Milwaukee Houston San Antonio Las Vegas Cincinnati New Orleans Omaha Cincinnati Columbus

Enhancing Competition & Supporting Growth Creation of New Single-Line Routes Provides Greater Efficiency and Benefits All Stakeholders Connects U.S manufacturing to the world Unlocks Mississippi River “Watershed” options Major Ports & International Gateways Single Line Service & New Markets Union Pacific Norfolk Southern Union Pacific Norfolk Southern 1-2 day faster cross-country solution, making rail more competitive with truck

“This combination is transformational, enhancing the best freight transportation system in the world – it's a win for the American economy, it's a win for our customers, and it’s a win for our people.” Jim Vena – CEO, Union Pacific. America’s First Transcontinental Railroad FOR AMERICA FOR SAFETY FOR SERVICE FOR OUR WORKFORCE FOR OUR COMMUNITIES FOR OUR SHAREHOLDERS

A Winning Combination For Customers Increased Service Offerings Improved Service Product Tech-Enabled Customer Experience Single-Line Service Addresses Underserved Areas, like Ohio Valley and Mississippi River “Watershed” Enhanced Competition Faster Transit Times Increased Reliability Improved Customer Asset Utilization Streamlined Ease of Doing Business Advanced Customer Visibility Accelerated Shopping Journey

Enhances the competitiveness of U.S. freight. Compete more effectively with Canadian railroads to win back U.S. freight volume and American jobs. Strengthens our nation and economy. Unlocks rail options for shippers in regions where railroad connections are less efficient. Creates a more accessible, sustainable, and lower-cost supply chain for manufacturers and consumers. Helps U.S. industry feed and power the world. The combined network will leverage: 50,000 route miles 43 states from the East to West Coast 100 ports that span nearly every corner of North America 10 international interchanges For America

Safety is the top priority. Focus will remain on ensuring every employee goes home safe to their families and protecting the communities where we operate. Improve safety through technology. Combined proven technologies will further advance the ability to predict in-train forces and quickly assess potential mechanical and track defects to reduce incidents and injuries. For Safety

Customers will benefit from seamless, single-line service across the country. Improved transit times Elimination of car touches and interchanges points Enhance the rail experience and ease of doing business. Receive single-line rate quotes Utilize one system to track freight Enable real-time decisions that optimize supply chains Greater partnerships with short lines and U.S. ports. Access to a unified rail network with a single Class I interface Leverage new services, and reduced gateway delays Expand reach and faster access to new markets for U.S ports For Service

Expand opportunities for our employees. Expect the combination will lead to job growth and intend to preserve union jobs. Expected rail volume growth will drive additional employment opportunities. Non-union workers will have opportunities to grow as part of a larger, combined enterprise. Preserve the best-paid industrial careers in America. Railroad employees… Are among the most highly compensated workers across U.S. industries Receive a generous retirement that exceeds other workers in the private sector, as well as top tier health care benefits Union Pacific has a proven track record of investing in our people – this remains unchanged. For Our Workforce

Committed to our Hometowns Combined company will be headquartered in Omaha, Nebraska, and Atlanta will remain a core location for the combined organization. Invested in safe, resilient, and vibrant communities. Invested a combined $300 million in philanthropic giving from 2020 - 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work. Our goal is simple: zero incidents involving trains, pedestrians, drivers, or employees. Led Operation Lifesaver programs – an initiative to bring rail safety training to community organizations and schools. Trained over 10,000 first responders in 2024 For Our Communities

For Our Shareholders EPS Accretion Adjusted EPS accretive early in Year 2 High single digits accretion Year 3+ Rapid Deleveraging Debt / EBITDA at close of ~3.3x; reduced to ~2.8x by Year 2 Strong FCF Generation Annual free cash flow growing to ~$12B by Year 3 Balanced Capital Allocation Policy – invest in the franchise, pay a competitive dividend, fund share repurchases Value Creation $2.75B in synergies achieved year three post close Represents >$30B of value creation

Key Steps to Transaction Completion Transaction subject to obtaining Surface Transportation Board (“STB”) approval and other applicable regulatory authorities Up to 6 months to file STB application; 16-month review process Transaction subject to approval by Union Pacific and Norfolk Southern shareholders Targeted close by early 2027 Committed to seamless integration

Our Mission Remains Unchanged: Safety, Service & Operational Excellence = Winning Strategy SAFETY SERVICE ASSET UTILIZATION COST CONTROL PEOPLE Be the best at safety. Deliver the service we sold our customers. Drive decision-making to those closest to the work. Spend resources wisely, with a buffer for the unexpected. Engage our teams and stakeholders.

No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Non-GAAP Measures NON-GAAP MEASURES Although this presentation includes forward-looking non-GAAP measures (adjusted diluted EPS, Free cash flow, earnings before interest, tax, depreciation and amortization (EBITDA), it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS, Cash from operations, Net income, and long-term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value. Please see Note on forward-looking Statements above for further discussion

Cautionary Note Regarding Forward Looking Statements Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology. While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure. This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

Additional Information About the Transaction and Where to Find it In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

Participants in the Solicitation Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.